UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 18, 2021

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Fourth Quarter and Full Year 2020 Results”, dated February 18, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 18, 2021	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith+Nephew Fourth Quarter and Full Year 2020 Results

Building on our investments and focused on growth

18 February 2021

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, reports results for the fourth quarter and full year ended 31 December 2020:

	31 Dec	31 Dec	Reported	Underlying
	2020	2019	growth	growth
	$m	$m	%	%
Fourth Quarter Results[1,2]
Revenue	1,326	1,407	-5.8	-7.1

Full Year Results[1,2]
Revenue	4,560	5,138	-11.2	-12.1
Operating profit	295	815
Operating profit margin (%)	6.5	15.9
EPS (cents)	51.3	68.6

Trading profit	683	1,169
Trading profit margin (%)	15.0	22.8
EPSA (cents)	64.6	102.2

2020 Full Year Highlights

●	Full Year revenue $4,560 million, down -11.2% reported and -12.1% underlying
●	Trading profit margin 15.0% reflected lower gross margins, negative leverage from SG&A costs and increased R&D investment
●	Operating profit margin of 6.5% included restructuring costs related to efficiency programmes
●	Cash generated from operations $972 million (2019: $1,370 million), trading cash flow $690 million (2019: $970 million), trading profit to cash conversion ratio 101% (2019: 83%)
●	Increased R&D investment, with recent product launches performing well
●	Delivered acquisitions in extremities, ENT and ASC segments, securing new innovation to support sustainable growth
●	Full Year 2020 dividend distribution of 37.5¢ per share, unchanged from 2019, reflecting confidence in the business and strength of the balance sheet

2021 Priorities

●	Return to top-line growth and recapture momentum, driven by our differentiated product portfolio and pipeline, additional investment in R&D, and recent acquisitions
●	Deliver further operational improvement across the Group, including in manufacturing and supply chain, freeing up resources for future investment
●	Continue to respond effectively to COVID-19, enhancing flexible working for employees, supporting customers and maintaining cost control measures

2021 Outlook

●	The outlook reflects the likely continuation of COVID-19 impact during the first half of 2021 and the uncertainty regarding the timing and pace of recovery

Q4 2020 Highlights

●	Q4 revenue $1,326 million, down -5.8% reported and -7.1% underlying, as new COVID-19 restrictions impacted elective surgeries in many markets
●	Q4 slowdown less severe than Q2 decline as healthcare systems adapted to manage COVID-19 patients while maintaining some level of elective surgeries
●	Decisions to maintain investment and focus on recovery readiness drove momentum across the Group
o	Hip Implant outperformance in US as OR3O◊ roll-out continues
o	Positive reception to CORI◊ robotics system in first full quarter post-launch
o	Sports Medicine Joint Repair included strong growth from REGENETEN◊
o	Improved underlying trajectory in Advanced Wound Management in US and Europe

Roland Diggelmann, Chief Executive Officer, said:

“In 2020 we continued to strengthen Smith+Nephew through increased investment in R&D, new product launches and strategic acquisitions in our higher growth segments. We achieved this while also managing unprecedented disruption from COVID-19. The resilience of the business and strength of the balance sheet also meant we are able to maintain our progressive dividend policy.

“We start 2021 with three clear priorities: to return to top-line growth and recapture momentum; to drive further operational improvement; and to continue to respond effectively to COVID-19. We will build on the progress we are starting to make in areas where we have recently invested and introduced innovation. We will again invest more in R&D and I am excited by the pipeline of new technologies approaching launch, and by the potential of our recent acquisitions.”

Analyst conference call

An analyst conference call to discuss Smith+Nephew’s fourth quarter and full year results will be held at 8.30am BST / 3.30am EST on 18 February 2021, details of which can be found on the Smith+Nephew website at http://www.smith-nephew.com/results.

Enquiries

Investors
Andrew Swift,	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2019 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below. See Other Information on pages 36 to 39 for a reconciliation of underlying revenue growth to reported revenue growth.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

2.	Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to cash conversion ratio, EPSA, leverage ratio and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 36 to 39 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Financial Statements.

Smith+Nephew Fourth Quarter Trading and Full Year 2020 Results

Overview of 2020

In 2020 the Group faced unprecedented challenges as COVID-19 disrupted our business in every market. Trading across the year was impacted, with the second quarter being particularly badly affected as healthcare systems shut down elective procedures to focus on providing treatment to COVID-19 patients.

Throughout the year we prioritised the health and safety of employees, continued to support our customers and communities, and at the same time undertook important work to strengthen the Group. This included record investment in R&D, launching multiple new products including digital and robotic surgical systems, and making strategic acquisitions in higher growth segments such as extremities.

The combination of the lower revenue and the sustained commitment to investment, including the increase in R&D, had an impact on margin, and consequently earnings, for the year.

Fourth Quarter 2020 Trading Update

Our fourth quarter (Q4) revenue was $1,326 million (2019: $1,407 million), a -7.1% decline on an underlying basis. Revenue was down -5.8% on a reported basis, including a 130bps benefit from foreign exchange.

Unless specified as ‘reported’ all revenue growth rates throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and the impact of acquisitions and disposals. All percentages compare to the equivalent 2019 period. Q4 2020 comprised 64 trading days, two more than the comparable Q4 2019 period.

Overview of the Fourth Quarter 2020

Q4 revenue performance reflected the impact of increased rates of COVID-19 infection from mid-October onwards. This was felt particularly in the US and Europe, where more procedures were postponed following the reintroduction of restrictions. Encouragingly, the overall effect on our business was less severe than seen earlier in the year as healthcare systems maintained non-COVID care at a higher rate than in Q2.

Our Established Markets declined -5.4% (-3.5% reported) in Q4. Within this, the US, our largest market globally, was down -4.9% (-4.9% reported) and Other Established Markets was down -6.2% (-1.3% reported).

Emerging Markets revenue was down -14.9% (-16.0% reported) as significant COVID-related restrictions in India and many Latin American markets impacted performance. In China we continued to generate strong end-user demand although this was offset by some shifts in stocking patterns in the quarter.

As in previous months, the impact of COVID was most pronounced on our Orthopaedic Reconstruction, Sports Medicine and ENT businesses, driven by lower levels of elective surgery. Our Advanced Wound Management and Trauma businesses remained more resilient.

Fourth Quarter Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2020	2019(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	545	600	-9.1	-10.2	-	1.1
Knee Implants	237	279	-15.1	-16.2	-	1.1
Hip Implants	162	160	1.2	-0.5	-	1.7
Other Reconstruction(iii)	16	30	-44.6	-45.6	-	1.0
Trauma	130	131	-0.7	-1.3	-	0.6

Sports Medicine & ENT	408	424	-3.9	-5.2	-	1.3
Sports Medicine Joint Repair	223	221	1.0	-0.3	-	1.3
Arthroscopic Enabling Technologies	158	163	-3.5	-5.0	-	1.5
ENT (Ear, Nose and Throat)	27	40	-32.0	-33.1	-	1.1

Advanced Wound Management	373	383	-2.8	-4.4	-	1.6
Advanced Wound Care	183	182	0.6	-2.1	-	2.7
Advanced Wound Bioactives	122	135	-9.8	-9.9	-	0.1
Advanced Wound Devices	68	66	2.4	0.2	-	2.2

Total	1,326	1,407	-5.8	-7.1	-	1.3

Consolidated revenue by geography
US	689	724	-4.9	-4.9	-	-
Other Established Markets(iv)	425	431	-1.3	-6.2	-	4.9
Total Established Markets	1,114	1,155	-3.5	-5.4	-	1.9
Emerging Markets	212	252	-16.0	-14.9	-	-1.1
Total	1,326	1,407	-5.8	-7.1	-	1.3

(i)

Included within the Q4 2019 analysis is a reclassification of $2 million of revenue formerly included in the Advanced Wound Care franchise which is now included in the Advanced Wound Bioactives franchise in order to present consistent analysis to the Q4 2020 results. There has been no change in total revenue for the quarter ended 31 December 2019

(ii)	Underlying growth is defined in Note 1 on page 3
(iii)	Other Reconstruction includes robotics capital sales, the OJR business acquired from Brainlab and bone cement
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Fourth Quarter Franchise Performance

Orthopaedics

Revenue declined -10.2% (-9.1% reported) in our Orthopaedics franchise in the quarter. Within this, Knee Implants was down -16.2% (-15.1% reported) and Hip Implants down -0.5% (+1.2% reported). The robust Hip Implant performance included good growth from the REDAPT◊ Revision Hip System and a growing contribution from the recently launched OR3O Dual Mobility Hip System, helping us outperform the market in the US during the quarter. The pattern we saw earlier in the year of Hip Implants outperforming Knee Implants continued as hip procedures were prioritised since they are often more debilitating and there are more emergency cases, as well as the on-going drag on knee performance ahead of the launch of our cementless knee. Other Reconstruction revenue was down -45.6% (-44.6% reported). This includes the first full quarter of sales of our new handheld robotics platform, the CORI Surgical System, following the US launch. We saw encouraging uptake from both new and existing customers with reported revenue reflecting early prioritisation of upgrades, contract structures, and timing of shipping orders. In Trauma revenue declined -1.3% (-0.7% reported), similar to Q3, with the EVOS◊ System again performing strongly and generating double–digit growth in the quarter.

Sports Medicine & ENT

Revenue from our Sports Medicine & ENT franchise was down -5.2% (-3.9% reported) in the quarter, with Sports Medicine Joint Repair -0.3% (+1.0% reported), Arthroscopic Enabling Technologies -5.0% (-3.5% reported) and ENT
-33.1% (-32.0% reported). Sports Medicine Joint Repair was driven by our continued strength in shoulder repair, including strong growth for REGENETEN and a good start from HEALICOIL◊ KNOTLESS Suture Anchor launched in September. ENT continued to be impacted by caution over restarting procedures and lower rates of ENT infections.

Advanced Wound Management

Revenue from our Advanced Wound Management franchise declined -4.4%
(-2.8% reported). Advanced Wound Care (AWC) declined by -2.1% (+0.6% reported). Our focus on commercial execution led to an improved performance across most regions, offset by a slow quarter in Asia Pacific related to the stocking-patterns described above. The Advanced Wound Bioactives (AWB) decline of -9.9% (-9.8% reported) reflected the phasing of sales of SANTYL◊ around year-end. End-market demand for the acquired skin substitute products GRAFIX◊ and STRAVIX◊ grew in the quarter. Advanced Wound Devices (AWD) delivered revenue growth of +0.2% (+2.4% reported), led by growth from our traditional negative pressure product RENASYS◊ in the US.

Full Year 2020 Consolidated Analysis

Smith+Nephew results for the year ended 31 December 2020:

			Reported
	2020	2019	growth
	$m	$m	%
Revenue	4,560	5,138	-11.2
Operating profit	295	815	-64
Acquisition and disposal related items	4	32
Restructuring and rationalisation costs	124	134
Amortisation and impairment of acquisition intangibles	171	143
Legal and other	89	45
Trading profit(i)	683	1,169	-42
	¢	¢
Earnings per share ('EPS')	51.3	68.6	-25
Acquisition and disposal related items	(0.1)	3.4
Restructuring and rationalisation costs	9.6	12.5
Amortisation and impairment of acquisition intangibles	14.3	12.6
Legal and other	5.7	5.1
UK tax litigation	(16.2)	-
Adjusted Earnings per share ('EPSA')(i)	64.6	102.2	-37

(i)	See Other Information on pages 36 to 39

Full Year 2020 Analysis

Our full year revenue was $4,560 million (2019: $5,138 million), down -12.1% on an underlying basis. On a reported basis revenue declined -11.2%, including a foreign exchange headwind of -20bps and 110bps benefit from acquisitions.

Group trading profit was $683 million in 2020 (2019: $1,169 million). The trading profit margin was 15.0% (2019: 22.8%). This reflects the impact of COVID-19 with lower gross margins resulting from factory underutilisation and an increase in provisions, and negative leverage from SG&A costs, as well as increased investment in R&D and dilution from foreign exchange and acquisitions, offset by savings realised from short term mitigating actions and our efficiency programmes.

Global franchise trading profit performance was impacted by COVID-19, with each franchise profit declining year-on-year. The impact was greatest in our Orthopaedics and Sports Medicine & ENT franchises as they were more exposed to the postponement of elective procedures (see Note 2 to the Condensed Consolidated Financial Statements (Financial Statements) for further detail).

The APEX efficiency programme, initiated at the end of 2017, incurred restructuring costs of $49 million in 2020. APEX is now substantially complete and, when finalised, will have delivered annualised benefits of around $190 million, $30 million more than originally guided, for a one-off cost of around $290 million, $50 million more than originally planned.

A new programme focused mostly on driving efficiencies in our operations and supply chain and, to a lesser extent, on improvements in our commercial organisation, is now under way, as discussed below. This incurred costs of $75 million in 2020.

Reported operating profit of $295 million (2019: $815 million) was after restructuring costs, as well as acquisition and disposal related items, amortisation and impairment of acquisition intangibles and legal and other items incurred in the year (see Other Information on pages 36 to 39).

Cash generated from operations was $972 million (2019: $1,370 million) and trading cash flow was $690 million (2019: $970 million) (see Other Information on pages 36 to 39 for a reconciliation between cash generated from operations and trading cash flow). The trading profit to cash conversion ratio was 101% (2019: 83%) as a result of working capital movements.

Smith+Nephew has a strong balance sheet with access to significant liquidity and continues to adopt the going concern basis in preparing these Financial Statements (see Note 1 and Note 6 to the Financial Statements for further detail).

In October we closed our debut USD bond with proceeds of $1 billion (before expenses and underwriting discounts). This provided attractive long-term funding which will be used to invest in delivering the Group’s strategic imperatives.

At 31 December 2020, the Group had net debt of $1.7 billion (excluding lease liabilities), compared to committed facilities of $4.5 billion (see Note 6 to the Financial Statements for a reconciliation of net debt). The leverage ratio was 1.8x at year-end (see Other Information on pages 36 to 39).

Reported tax for the year to 31 December 2020 was a credit of $202 million (2019: charge of $143 million). This reflects refunds and tax credits due to the successful UK tax litigation outcome (see Note 3 to the Financial Statements), releases of provisions following the conclusion of tax audits and other settlements, and deductibility of non-trading items partially offsetting trading profits. The tax rate on trading results for the year to 31 December 2020 was 11.3% and included a one-off benefit from the tax provision releases (2019: 19.1%) (See Note 3 to the Financial Statements and Other Information on pages 36 to 39 for further details on taxation).

Adjusted earnings per share (‘EPSA’) was 64.6¢ (129.2¢ per ADS) (2019: 102.2¢). Basic earnings per share (‘EPS’) was 51.3¢ (102.6¢ per ADS) (2019: 68.6¢), reflecting restructuring costs, acquisition and disposal related items, amortisation and impairment of acquisition intangibles and legal and other items incurred, partially offset by the reported tax credit of $202 million.

Dividend

The Board, having reflected upon the resilience of the business and the strength of our balance sheet, is recommending a Final Dividend of 23.1¢ per share (46.2¢ per ADS). Together with the Interim Dividend of 14.4¢ per share (28.8¢ per ADS), this will give a total distribution of 37.5¢ per share (75.0¢ per ADS), unchanged from 2019 and in line with our progressive dividend policy. Subject to confirmation at our Annual General Meeting, the Final Dividend will be paid on 12 May 2021 to shareholders on the register at the close of business on 6 April 2021.

2020 Strategic Highlights

Launching New Innovation

Smith+Nephew is an innovation-led business. In 2020 we invested a record $307 million in R&D, up 5.1% year-on-year, and delivered several important product launches.

In Orthopaedics this included a new handheld robotics platform, the CORI Surgical System, available for both unicompartmental and total knee arthroplasty. We launched RI.HIP NAVIGATION for total hip arthroplasty, designed to help maximise accuracy and reproducibility by delivering patient-specific component alignment. We also launched the JOURNEY◊ II Unicompartmental Knee System, an important option as partial knee procedures are less invasive and reduce the amount of natural bone removed.

In Sports Medicine we introduced the INTELLIO◊ Connected Tower Solution, which wirelessly connects and remotely controls multiple Sports Medicine systems from outside the sterile field. We believe this is an ideal solution for both hospitals and Ambulatory Surgery Centers (ASC) where space is at a premium. The HEALICOIL KNOTLESS Suture Anchor, featuring our advanced biocomposite REGENESORB◊ Material, expanded our advanced healing solutions for rotator cuff repair.

We also developed new offerings for the growing ASC segment, which we view as a strategic cross-franchise opportunity where we are well-positioned as an established leader through our Sports Medicine franchise. In 2020 we launched Positive Connections, a unique combination of leading technologies, partnerships, programmes and training to benefit patients and healthcare providers. This includes ARIA, a digital care management platform that promotes engagement between patients and providers to support the overall patient experience before and after surgery.

Acquisitions

Investing in businesses and technologies in higher-growth segments is at the core of our acquisition strategy.

In September 2020 we announced the $240 million acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation. This acquisition, which was completed in January 2021, will significantly strengthen our extremities business by adding a combination of a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and an exciting new product pipeline.

In Q1 2020 we acquired Tusker Medical, Inc., the developer of Tula◊, a new system for in-office delivery of ear tubes to treat recurrent or persistent ear infections. This FDA-approved ‘Breakthrough-designated Device’ is the first system that can be used to place ear tubes in young children using local anaesthesia in the physician-office setting. Tula is highly complementary to our existing ENT portfolio, with the same customer and patient populations. Other acquisitions in 2020 included two digital technology products that formed the basis for ARIA.

Delivering Record-levels Of Medical Education

In 2020 a record 185,000 healthcare professionals attended our courses globally during the year, with nearly 80% delivered virtually compared to just 11% during 2019. Our new online global medical education programme was accredited by the Royal College of Surgeons of England. Launched in response to COVID-19, the programme was designed to support the development of surgeons by providing educational webinars on the safe and effective use of Smith+Nephew products as well as surgical techniques.

2021 Priorities

Our three priorities for 2021 build on the work undertaken and investments made in 2020 and are underpinned by our long-term Strategic Imperatives.

1.	Return to top-line growth and recapture momentum
2.	Deliver further operational improvement across the Group
3.	Continue to respond effectively to COVID-19

Return to Top-line Growth and Recapture Momentum

Our first priority for 2021 is to return to top-line growth and recapture the momentum we were building prior to COVID-19, with the ultimate aim of increasing earnings through operating leverage. This priority aligns with the first three of our Strategic Imperatives targeted at improving revenue growth.

Our focus is to drive higher returns from our differentiated product portfolio. Our recent experience of launching innovative products demonstrates that our emphasis on commercial excellence can enhance growth. Many of our recent new product launches are at early stages, and there is considerable scope to expand them both to new customers, and into new markets. As an example, later this year our new robotics platform CORI will launch in Europe and India, important markets for surgical robotics.

In 2021 we expect to again invest more in R&D as we continue to develop innovation that improves outcomes for patients and customers and meets unmet clinical needs. We have a strong pipeline across the franchises with many launches planned, including further digital technologies, subject to completion of necessary regulatory reviews, clearances and approvals. These include a cementless knee, a next-generation single-use negative pressure wound therapy system and upgrades to our robotics and connected tower platforms. We also have a significant programme of innovation planned for China, including new products made in China for China.

We also expect to make progress in delivering value from recently acquired assets. In particular there are opportunities to drive synergistic growth in Trauma & Extremities, Sports Medicine Joint Repair, ENT and Advanced Wound Bioactives. For instance, the acquired Sports Medicine products REGENETEN and NOVOSTITCH◊, which have been well received in the US, are only at the start of their launch in other markets. The Extremity Orthopaedics business, acquired in January 2021, is expected to deliver strong growth, and the Tula System has the potential to transform tympanostomy tube treatment of children as ENT surgeries restart.

Our business development team continues to seek further value-creating opportunities focused on high growth segments.

Deliver Further Operational Improvement Across The Group

Our second priority for 2021 is to drive further operational improvement across Smith+Nephew in order to provide more resources for investment in the mid-term, including in R&D. This priority aligns to our Strategic Imperative to become the best owner.

We are now taking the next step in improving our long-term efficiency, continuing a programme to transform our operations. This is expected to deliver around $200 million of annualised benefits by 2025 for a one-off cost of around $350 million.

One major component of the programme is to continue to optimise our manufacturing network, including introducing digital technologies and lean manufacturing. As previously announced, we are building a new facility in Malaysia, which will provide additional capacity in a low-cost location to support future growth. We have expanded our site in Costa Rica and are transforming it into a multi-franchise facility to manufacture PICO◊ sNPWT for the US market. We have also completed the transfer of Bioactives manufacturing from Curaçao to our facility in Texas, US.

A second component under way is the outsourcing of our global warehousing and distribution functions in the US and Europe to a specialist third party partner. We expect to benefit from the greater scale and expertise of our partner, including their advanced warehouse automation.

We will also focus on other process efficiencies. We have already made progress on commercial optimisation, having completed buy-outs of a number of third-party sellers in some markets. Doing this brings us closer to our individual sales representatives and to our customers, as well as removing an additional layer of cost. In addition, we aim to simplify end-to-end processes in all parts of our business.

Continue To Respond Effectively To COVID-19

Protecting and supporting our employees remains our priority in our response to COVID-19. We are developing new ways to work, and have initiated a Workplace Unlimited programme to address employees’ needs for flexible working. We continue to invest in safety at our sites, such as wearable sensor technology to encourage social distancing.

We are also focused on how we can best support our customers in person and virtually. This includes innovating in how we deliver medical education for customers to support the safe and effective use of our products. In 2021 we will launch Education Unlimited, a new global website platform with medical education resources spanning all our franchises.

We remain determined to balance discretionary costs while at the same time preparing for recovery. As examples, travel remains restricted and company meetings have been moved online.

Outlook

The impact of COVID-19 is likely to continue during the first half of 2021, and while there is still uncertainty on the timing of recovery, we have maintained our readiness and ability to respond.

In terms of revenue, we expect to deliver substantial underlying growth in 2021 compared to 2020. Within this, we expect our Hip Implants business to continue to outperform Knee Implants, our Sports Medicine & ENT franchise to perform strongly as markets recover, and for Advanced Wound Management’s growth trajectory to improve as recent commercial changes continue to deliver benefits.

In terms of profit margin, we expect an improved performance in 2021 over the prior year. Relative to 2019 (the year before COVID-19), we anticipate a headwind from the continuing impact of reduced production volumes on gross margin as well as dilution of around 100bps from the increased investment in R&D and around 150bps from the acquisitions completed in 2020 and so far in 2021. Foreign exchange will be an additional headwind of around 100bps.

The tax rate on trading results for 2021 is forecast to be in the range of 18-19%. This is subject to any material changes to tax law or other one-off items.

Forward calendar

The Q1 Trading Report will be released on 11 May 2021.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 18,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $4.6 billion in 2020. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID-19, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID-19; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID-19); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID-19); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

Full Year Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2020	2019(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	1,917	2,222	-13.7	-14.0	0.6	-0.3
Knee Implants	822	1,042	-21.1	-21.0	-	-0.1
Hip Implants	567	613	-7.5	-7.4	-	-0.1
Other Reconstruction(iii)	68	79	-12.9	-26.1	13.1	0.1
Trauma	460	488	-5.7	-5.1	-	-0.6

Sports Medicine & ENT	1,333	1,536	-13.2	-13.0	-	-0.2
Sports Medicine Joint Repair	710	794	-10.5	-10.2	-	-0.3
Arthroscopic Enabling Technologies	517	591	-12.6	-12.4	-	-0.2
ENT (Ear, Nose and Throat)	106	151	-29.9	-29.7	-	-0.2

Advanced Wound Management	1,310	1,380	-5.1	-8.1	3.1	-0.1
Advanced Wound Care	647	701	-7.7	-7.5	-	-0.2
Advanced Wound Bioactives	431	436	-1.1	-10.5	9.5	-0.1
Advanced Wound Devices	232	243	-4.8	-4.8	0.2	-0.2

Total	4,560	5,138	-11.2	-12.1	1.1	-0.2

Consolidated revenue by geography
US	2,339	2,551	-8.3	-10.1	1.8	-
Other Established Markets(iv)	1,450	1,630	-11.0	-12.3	0.2	1.1
Total Established Markets	3,789	4,181	-9.4	-11.0	1.2	0.4
Emerging Markets	771	957	-19.4	-16.8	0.5	-3.1
Total	4,560	5,138	-11.2	-12.1	1.1	-0.2

(i)	Included within the full year 2019 analysis is a reclassification of $13 million of revenue formerly included in the Advanced Wound Care franchise of which $12 million is now included in the Advanced Wound Bioactives franchise and $1 million in the Advanced Wound Devices franchise in order to present consistent analysis to the full year 2020 results. There has been no change in total revenue for the year ended 31 December 2019
(ii)	Underlying growth is defined in Note 1 on page 3
(iii)	Other Reconstruction includes robotics capital sales, the OJR business acquired from Brainlab and bone cement
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2020 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Group Income Statement for the year ended 31 December 2020

		2020	2019
	Notes	$m	$m
Revenue	2	4,560	5,138
Cost of goods sold		(1,396)	(1,338)
Gross profit		3,164	3,800
Selling, general and administrative expenses		(2,562)	(2,693)
Research and development expenses		(307)	(292)
Operating profit	2	295	815
Interest income		6	10
Interest expense		(62)	(65)
Other finance costs		(7)	(18)
Share of results of associates		14	1
Profit before taxation		246	743
Taxation	3	202	(143)
Attributable profitA		448	600
Earnings per shareA
Basic		51.3¢	68.6¢
Diluted		51.2¢	68.4¢

Group Statement of Comprehensive Income for the year ended 31 December 2020

	2020	2019
	$m	$m
Attributable profitA	448	600
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	10	(14)
Taxation on other comprehensive income	(4)	2
Total items that will not be reclassified to income statement	6	(12)

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	21	21
Net losses on cash flow hedges	(30)	(5)
Taxation on other comprehensive income	4	-
Total items that may be reclassified subsequently to income statement	(5)	16
Other comprehensive income for the year, net of taxation	1	4
Total comprehensive income for the yearA	449	604

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Group Balance Sheet as at 31 December 2020

		2020	2019
	Notes	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,449	1,323
Goodwill		2,928	2,789
Intangible assets		1,486	1,567
Investments		9	7
Investment in associates		108	103
Other non-current assets		33	35
Retirement benefit assets		133	106
Deferred tax assets		202	150
		6,348	6,080
Current assets
Inventories		1,691	1,614
Trade and other receivablesB		1,211	1,328
Cash at bank	6	1,762	277
		4,664	3,219
TOTAL ASSETS		11,012	9,299

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		177	177
Share premium		612	610
Capital redemption reserve		18	18
Treasury shares		(157)	(189)
Other reserves		(329)	(324)
Retained earnings		4,958	4,849
Total equity		5,279	5,141

Non-current liabilities
Long-term borrowings and lease liabilities	6	3,353	1,975
Retirement benefit obligations		163	136
Other payables		94	102
Provisions		294	214
Deferred tax liabilities		141	167
		4,045	2,594

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	6	337	72
Trade and other payables		1,022	1,046
Provisions		123	203
Current tax payable		206	243
		1,688	1,564
Total liabilities		5,733	4,158
TOTAL EQUITY AND LIABILITIES		11,012	9,299

B	Trade and other receivables includes a current tax receivable of $95 million (2019: $21 million).

Condensed Group Cash Flow Statement for the year ended 31 December 2020

	2020	2019
	$m	$m
Cash flows from operating activities
Profit before taxation	246	743
Net interest expense	56	55
Depreciation, amortisation and impairment	596	518
Share of results of associates	(14)	(1)
Share-based payments expense (equity-settled)	26	32
Net movement in post-retirement obligations	1	(4)
Movement in working capital and provisions	61	27
Cash generated from operations	972	1,370
Net interest and finance costs paid	(59)	(52)
Income taxes refunded/(paid)	22	(150)
Net cash inflow from operating activities	935	1,168

Cash flows from investing activities
Acquisitions, net of cash acquired	(170)	(869)
Capital expenditure	(443)	(408)
Net (purchase)/proceeds from sale of investments	(2)	23
Distribution from associate	9	3
Net cash used in investing activities	(606)	(1,251)
Net cash inflow/(outflow) before financing activities	329	(83)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	2	2
Proceeds from own shares	9	9
Purchase of own shares	(16)	(63)
Payment of capital element of lease liabilities	(55)	(46)
Equity dividends paid	(328)	(318)
Cash movements in borrowings	1,545	425
Settlement of currency swaps	7	(2)
Net cash from financing activities	1,164	7

Net increase/(decrease) in cash and cash equivalents	1,493	(76)
Cash and cash equivalents at beginning of year	257	333
Exchange adjustments	1	-
Cash and cash equivalents at end of yearC	1,751	257

C	Cash and cash equivalents at the end of the period are net of bank overdrafts of $11 million (2019: $20 million).

Group Statement of Changes in Equity for the year ended 31 December 2020

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2020	177	610	18	(189)	(324)	4,849	5,141
Attributable profitA	-	-	-	-	-	448	448
Other comprehensive incomeA	-	-	-	-	(5)	6	1
Equity dividends paid	-	-	-	-	-	(328)	(328)
Share-based payments recognised	-	-	-	-	-	26	26
Taxation on share-based payments	-	-	-	-	-	(4)	(4)
Purchase of own sharesD	-	-	-	(16)	-	-	(16)
Cost of shares transferred to beneficiaries	-	-	-	37	-	(28)	9
Cancellation of treasury sharesD	-	-	-	11	-	(11)	-
Issue of ordinary share capital	-	2	-	-	-	-	2
At 31 December 2020	177	612	18	(157)	(329)	4,958	5,279

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2019	177	608	18	(214)	(340)	4,625	4,874
Attributable profitA	-	-	-	-	-	600	600
Other comprehensive incomeA	-	-	-	-	16	(12)	4
Equity dividends paid	-	-	-	-	-	(318)	(318)
Share-based payments recognised	-	-	-	-	-	32	32
Taxation on share-based payments	-	-	-	-	-	1	1
Purchase of own sharesD	-	-	-	(63)	-	-	(63)
Cost of shares transferred to beneficiaries	-	-	-	38	-	(29)	9
Cancellation of treasury sharesD	-	-	-	50	-	(50)	-
Issue of ordinary share capital	-	2	-	-	-	-	2
At 31 December 2019	177	610	18	(189)	(324)	4,849	5,141

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

D	During the year ended 31 December 2020, a total of 0.6 million ordinary shares were purchased at a cost of $16 million and 0.6 million ordinary shares were cancelled (2019: 3.1 million ordinary shares were purchased at a cost of $63 million and 3.1 million ordinary shares were cancelled).

Notes to the Condensed Consolidated Financial Statements

1.    Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated financial statements (‘Financial Statements’), ‘Group’ means the Company and all its subsidiaries. The financial information herein has been prepared on the basis of the accounting policies as set out in the Annual Report of the Group for the year ended 31 December 2019. The Group has prepared its accounts in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2020. IFRSs as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which require the most use of management’s estimation are: valuation of inventories; liability provisions; and impairment. There has been no change in the methodology of applying management estimation in these policies since the year ended 31 December 2019.

The uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of the COVID-19 pandemic has been considered as part of the Group’s adoption of the going concern basis in these financial statements. The Directors have prepared detailed cash flow scenarios to 31 December 2022 for going concern purposes.

The Group had access to $1,751 million of cash and cash equivalents at 31 December 2020. The Group’s net debt, excluding lease liabilities, at 31 December 2020 was $1,722 million (see Note 6) with access to committed facilities of $4.5 billion with an average maturity of 5.2 years. At the date of approving these financial statements the funding position of the Group has remained unchanged and the cash position is not materially different other than the payment associated with the acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation as described in Note 9.

The Group has $265 million of private placement debt due for repayment in 2021. $1,550 million of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5x which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of COVID-19 on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a further extended wave of restrictions on elective procedures in the first half of 2021 and the subsequent recovery. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Group is well placed to manage their business risks, have sufficient funds to continue to meet their liabilities as they fall due and to continue in operational existence for a period of at least 22 months from the date of the approval of the financial statements. The financial statements have therefore been prepared on a going concern basis.

The principal risks that the Group is exposed to will be disclosed in the Group’s 2020 Annual Report. These are: business continuity and business change; commercial execution; cybersecurity; finance; global supply chain; legal and compliance risks; mergers and acquisitions; new product innovation, design and development including intellectual property; political and economic; pricing and reimbursement; quality and regulatory; and talent management.

Management has not identified a new principal risk for COVID-19, because the business continuity and change risk includes a risk for widespread outbreaks of infectious diseases. In addition, management coordinated its response to COVID-19 through a Crisis Management Team that was convened within the existing business continuity and incident management framework. Management also noted that COVID-19 is changing the nature of other principal risks. Examples of these changes include, but are not limited to: government restrictions on exports during a pandemic increase supply risk; increased levels of remote working may increase cybersecurity risk; financial pressure on governments and hospitals caused by COVID-19 increases the likelihood of pricing and reimbursement risk; restrictions on elective surgery increase commercial execution risk; and COVID-19 has increased the risk to our people’s health and wellbeing.

The risks associated with the current uncertainty around global trade and the UK’s decision to leave the European Union are included under the political and economic risk. The Directors do not believe the UK’s decision to leave the EU will have a significant impact on the Group’s long-term ability to conduct business into and out of the EU or UK. The UK has now exited from the EU, including a new trade agreement between the UK and Europe. Remaining risks relate to the introduction of new Medicines and Healthcare products Regulatory Agency (MHRA) legislation in the UK, effective 1 January 2021 with future demands to be clariﬁed. Supply chain risks, specifically border delays, continue into 2021. The Group has a Brexit Council which meets regularly and addresses all affected areas including regulation and supply chain.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006 2006 for the years ended 31 December 2020 or 2019 but is derived from those accounts. Statutory accounts for 2019 have been delivered to the registrar of companies and those for 2020 will be delivered in due course. The auditor has reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

New accounting standards effective 2020

A number of new standards are effective from 1 January 2020 but they do not have a material effect on the Group’s financial statements. The Group applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at 1 January 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2021 and earlier application is permitted; however, the Group has not early adopted them in preparing these consolidated financial statements. The Group had a number of interest rate swaps outstanding at 31 December 2020 which all mature in 2021 and for which published US Dollar LIBOR rates will still be available. The Group has a revolving credit facility of $1,000 million and private placement notes of $25 million which will be subject to IBOR reform. The Group expects that the interest rates for both will be changed to SOFR (Secured Overnight Financing Rate) in 2021 and that no significant modification gain or loss will arise as a result. The other new standards and amendments to standards are not expected to have a significant impact on adoption.

Critical judgements and estimates

In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which required the most use of management’s estimation are outlined below. The critical estimates are consistent with 31 December 2019 except for business combinations, which was not a critical estimate in the year ended 31 December 2020 as there were no significant acquisitions in the year, and taxation, which is not a critical estimate at 31 December 2020 following the conclusion of tax audits leading to a significant release of provisions. Management’s assessment of the impact of COVID-19 on critical and other estimates is also outlined below:

Valuation of inventories

A feature of the Orthopaedics franchise (which accounts for approximately 60% of the Group’s total inventory and approximately 80% of the total provision for excess and obsolete inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use.

Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does require management estimate in respect of customer demand, effectiveness of inventory deployment, length of product lives and phase-out of old products.

COVID-19 impact assessment: Management have assessed the impact of COVID-19 on the provision for excess and obsolete inventory, specifically considering the impact of lower sales demand and increased inventory levels. Where possible, management have taken steps to reduce manufacturing output and inventory levels. Management have not changed their policy for calculating the provision since 31 December 2019, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. As a result of decreased sales demand and increased inventory levels, of which COVID-19 was a significant contributing factor, the provision has increased from $308 million at 31 December 2019 to $377 million at 31 December 2020. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $377 million at 31 December 2020 barring unforeseen changes in sales demand like those experienced in 2020.

Liability provisioning

The recognition of provisions for legal disputes related to metal-on-metal cases is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The value of provisions may require future adjustment if experience such as number, nature or value of claims or settlements changes. Such a change may be material in 2021 or thereafter. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts.

COVID-19 impact assessment: Management considered whether there had been any changes to the number and value of claims due to COVID-19 and to date have not identified any changes in trends. If the experience changes in the future the value of provisions may require adjustment.

Impairment: Non-current assets

In carrying out impairment reviews of intangible assets and goodwill, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results. This critical estimate is not considered to have a significant risk of material adjustment in 2021 or thereafter based on sensitivity analyses undertaken (as outlined below).

COVID-19 impact assessment: Management have assessed the non-current assets held by the Group at 31 December 2020 to identify any indicators of impairment as a result of COVID-19. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board. Additionally, severe downside sensitivity analyses have been undertaken on the base case scenario. No material impairments were identified as a result of the impairment reviews and sensitivity analyses undertaken.

Other estimates

Management have also considered the impact of COVID-19 on other estimates:

Trade receivables

Management have assessed the impact of COVID-19 on the expected credit loss allowance against trade receivables. Current and expected collection of trade receivables since the start of the COVID-19 pandemic has been reflected in country-specific expected credit loss models on a reasonable and supportable basis where possible, taking into account macroeconomic factors such as government support. In some instances, it was not possible to incorporate the specific effects of COVID-19 and macroeconomic factors on a reasonable and supportable basis. Where the effects of COVID-19 could not be reflected in expected credit loss models, further adjustments to the models were considered. These adjustments were based on the most recent information on the expected recoverability of trade receivable balances. The Group’s expected credit loss allowance increased from $59 million at 31 December 2019 to $71 million at 31 December 2020. This estimate is not considered to have a significant risk of material adjustment in 2021 or thereafter.

2.    Business segment information

The Group’s operating structure is organised around three global franchises and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global franchise basis. Franchise presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, and full commercial responsibility for their franchise in the US. Regional presidents in EMEA and APAC are responsible for the implementation of the global franchise strategy in their respective regions.

The Executive Committee (‘ExCo’) comprises the Chief Financial Officer (‘CFO’), the three franchise presidents, the two regional presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the three franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) and determines the best allocation of resources to the franchises. Financial information for corporate costs is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2a.  Revenue by business segment and geography

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are performed within one year. There is no significant revenue associated with the provision of services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT (Ear, Nose & Throat)

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. When control is transferred to a wholesaler or distributor, revenue is recognised accordingly. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	2020	2019
	$m	$m
Segment revenue
Orthopaedics	1,917	2,222
Sports Medicine & ENT	1,333	1,536
Advanced Wound Management	1,310	1,380
Revenue from external customers	4,560	5,138

Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product franchise:

	2020	2019 (E)
	$m	$m
Knee Implants	822	1,042
Hip Implants	567	613
Other Reconstruction	68	79
Trauma	460	488
Orthopaedics	1,917	2,222
Sports Medicine Joint Repair	710	794
Arthroscopic Enabling Technologies	517	591
ENT (Ear, Nose & Throat)	106	151
Sports Medicine & ENT	1,333	1,536
Advanced Wound Care	647	701
Advanced Wound Bioactives	431	436
Advanced Wound Devices	232	243
Advanced Wound Management	1,310	1,380
Total	4,560	5,138

E

Included within the 2019 analysis is a reclassification of $13 million of revenue formerly included in the Advanced Wound Care franchise of which $12 million is now included in the Advanced Wound Bioactives franchise and $1 million in the Advanced Wound Devices franchise in order to present consistent analysis to the 2020 results. There has been no change in total revenue for the year ended 31 December 2019.

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management franchises are sold to wholesalers and intermediaries, while products in the other franchises are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives franchises, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	2020			2019
	Established Markets (F)	Emerging Markets	Total	Established Markets (F)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	2,619	631	3,250	2,986	772	3,758
Advanced Wound Management	1,170	140	1,310	1,195	185	1,380
Total	3,789	771	4,560	4,181	957	5,138

F	Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the year was $2,339 million (2019: $2,551 million), China revenue for the year was $318 million (2019: $336 million) and UK revenue for the year was $166 million (2019: $211 million).

No individual customer comprises more than 10% of the Group’s external sales.

2b.  Trading profit by business segment

Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items; amortisation and impairment of acquisition intangibles; significant restructuring programmes; gains and losses arising from legal disputes; and other significant items.

Segment trading profit is reconciled to the statutory measure below:

	2020	2019
	$m	$m
Segment profit
Orthopaedics	389	666
Sports Medicine & ENT	306	489
Advanced Wound Management	316	370
Segment trading profit	1,011	1,525
Corporate costs	(328)	(356)
Group trading profit	683	1,169
Acquisition and disposal related items	(4)	(32)
Restructuring and rationalisation expenses	(124)	(134)
Amortisation and impairment of acquisition intangibles	(171)	(143)
Legal and other	(89)	(45)
Group operating profit	295	815

Acquisition and disposal related items:

For the year to 31 December 2020 costs primarily relate to the acquisition of Tusker and prior year acquisitions, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions.

For the year to 31 December 2019 costs primarily relate to the acquisitions of Ceterix, Osiris, Leaf, Brainlab OJR and Atracsys.

Restructuring and rationalisation costs:

For the year ended 31 December 2020 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme announced in February 2020. For the year ended 31 December 2019 costs relate to the APEX programme.

Amortisation and impairment of acquisition intangibles:

For the years ended 31 December 2020 and 31 December 2019, these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other:

For the year ended 31 December 2020 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $17 million in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2020 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2021.

For the year ended 31 December 2019 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $121 million in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2019 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2021. These charges in the year to 31 December 2019 were partially offset by a credit of $147 million relating to insurance recoveries for ongoing metal-on-metal hip claims.

3.    Taxation

Reported tax for the year to 31 December 2020 was a credit of $202 million (2019: charge of $143 million). This reflects refunds and tax credits due to the successful UK tax litigation outcome (see below), releases of provisions following the conclusion of tax audits and other settlements, and lower profits.

UK tax litigation

In December 2016, the Group appealed to the First Tier Tribunal against a decision by HM Revenue & Customs (HMRC) relating to the UK tax deductibility of historic foreign exchange losses totalling £675 million. The decision of the First Tier Tribunal upheld the Group’s appeal. HMRC’s subsequent appeal was heard by the Upper Tribunal in June 2018 which upheld the decision of the First Tier Tribunal. HMRC was granted leave to appeal in the Court of Appeal, which was heard in October 2019 and (following adjournment) in January 2020. In March 2020, the Court of Appeal published its decision again upholding the Group’s position. In June 2020, the Group received confirmation that HMRC had not appealed to the Supreme Court, making the Group’s right to the deductions conclusive. As a result full benefit for these deductions has been recognised in the Group’s Financial Statements (no tax benefit for these losses was recognised in previous periods), within current tax, and within deferred tax to the extent that losses not yet utilised are reasonably expected to be realised in the future. In the second half of 2020 the Group has received a cash tax refund of $100 million (£78 million) in addition to accrued interest of $6 million, in respect of tax previously overpaid; and a deferred tax asset of $42 million has been recognised in respect of the losses not yet utilised. There is an unrecognised deferred tax credit of $47 million in relation to losses arising from the decision which are not considered to have a realistically foreseeable potential to be utilised at the current time.

EU state aid

A factor that may have a future effect on our tax charge is the decision by the European Commission (EC), published in April 2019, that the UK CFC financing exemption (FCPE) rules between 2013 and 2018 partially constituted illegal State Aid. The UK government and many potentially affected taxpayers, including us, have applied to the Court of Justice of the European Union (CJEU) for annulment of the EC’s decision. At the EC’s request, HMRC requested, from potentially affected companies, certain information and facts in order to review whether there may be a potential liability, were the EC’s position to be upheld, to which we fully responded within HMRC’s specified timeframe. The amount of tax ultimately due, if any, will depend both on generic technical legislative interpretation and company-specific facts and circumstances. HMRC is under a legal obligation to collect potentially underpaid tax ahead of the determination of the appeals by the CJEU, and by virtue of a recent law change, any assessment raised by HMRC could be appealed but the tax charged under it could not be postponed.

As of 17 February 2021, we had received no assessment or other demand, nor any other communication from HMRC following our most recent information submission. If the EC decision were ultimately to be upheld on generic technical legislative grounds, subject to any relief based on company-specific facts and circumstances, we calculate our maximum potential liability as at 31 December 2020 to be approximately $155 million. Based on current information, we do not consider it can reasonably be concluded that it is more likely than not that any liability would arise, and therefore no provision has been recognised.

4.    Dividends

The 2019 final dividend of 23.1 US cents per ordinary share totalling $202 million was paid on 6 May 2020. The 2020 interim dividend of 14.4 US cents per ordinary share totalling $126 million was paid on 28 October 2020.

A final dividend for 2020 of 23.1 US cents per ordinary share has been proposed by the Board and will be payable, subject to shareholder approval, on 12 May 2021 to shareholders whose names appear on the register at the close of business on 6 April 2021 (the record date). The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 1 April 2021 and the final day for currency and dividend reinvestment plan (‘DRIP’) elections is 20 April 2021.

5.    Acquisitions

Year ended 31 December 2020

On 23 January 2020, the Group completed the acquisition of 100% of the share capital of Tusker Medical, Inc. (‘Tusker’), a developer of an innovative in-office solution for tympanostomy (ear tubes) called Tula. The acquisition was deemed to be a business combination within the scope of IFRS 3 Business Combinations. The acquisition supports the Group’s strategy to invest in innovative technologies that address unmet clinical needs. The maximum consideration is $140 million and the provisional fair value of consideration is $139 million and includes $6 million of deferred consideration and $35 million of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Tusker into the Group’s existing business, and is not expected to be deductible for tax purposes.

The provisional fair value of assets acquired and liabilities assumed are set out below:

Tusker
$m
Intangible assets - Product-related	53
Property, plant & equipment	6
Other receivables	1
Trade and other payables	(6)
Non-current liabilities	(3)
Net deferred tax assets	5
Net assets	56
Goodwill	83
Consideration (net of $nil cash acquired)	139

During the year ended 31 December 2020, the Group also completed two other smaller acquisitions in the spheres of remote physical therapy and arthroscopic enabling technology. The maximum aggregated consideration is $41 million and the provisional fair value of consideration is $26 million and includes $3 million of deferred consideration and $17 million of contingent consideration. The fair value of aggregate assets acquired is: intangible assets of $8 million, property and other net assets of $2 million. The goodwill arising on these acquisitions is $16 million, which is not expected to be deductible for tax purposes, and is attributable to future iterations of the technologies and the synergies that can be expected from integrating these acquisitions into the Group’s existing business.

For the year ended 31 December 2020, the contribution to revenue and profit from the 2020 acquisitions was immaterial. If the business combinations had occurred at the beginning of the year, the contribution to revenue and profit would also have been immaterial.

The cash outflow from acquisitions of $170 million for the year ended 31 December 2020 also includes payments of deferred and contingent consideration relating to acquisitions made in prior years.

The carrying value of goodwill increased from $2,789 million to $2,928 million as a result of acquisitions ($99 million) and foreign exchange movements ($43 million) which were partially offset by an IFRS 3 measurement period adjustments ($3 million) in relation to the Osiris Therapeutics, Inc. acquisition as outlined below.

Year ended 31 December 2019

The Group acquired five medical technology businesses deemed to be business combinations within the scope of IFRS 3 Business Combinations during the year ended 31 December 2019. The acquisition accounting for these business combinations was completed in 2020 with no adjustments to the provisional fair value disclosed in the Group’s 2019 Annual Report other than in relation to the Osiris Therapeutics, Inc. acquisition as outlined below.

On 22 January 2019, the Group completed the acquisition of 100% of the share capital of Ceterix Orthopaedics, Inc. (‘Ceterix’), a developer of a meniscus repair system. The acquisition supports the Company's strategy to invest in innovative technologies that meet unmet clinical needs. The maximum consideration payable of $105 million has a fair value of $96 million, which includes deferred consideration of $5 million and contingent consideration of $47 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 3.3%. The maximum contingent consideration is $55 million. The goodwill is attributable to the control premium, the acquired workforce and the synergies expected from integrating Ceterix into the Group’s existing business.

On 17 April 2019, the Group completed the acquisition of 100% of the share capital of Osiris Therapeutics, Inc. (‘Osiris’), a fast growing company delivering regenerative medicine products including skin, bone graft and articular cartilage substitutes that will further expand and differentiate the Group’s Advanced Wound Management portfolio. This acquisition provides the Group with a fast growing portfolio with strong clinical evidence addressing critical needs in the skin substitute marketplace. It is one of the highest growth and high potential markets in wound management, filling an important need not previously adequately addressed in our portfolio. Cash consideration was $660 million with no deferred or contingent consideration payable. The goodwill is attributable to the control premium, the acquired workforce and the synergies that can be expected from integrating Osiris into the Group’s existing business. During the year ended 31 December 2020, adjustments were made to the fair value of the provisions, net deferred tax liability and trade and other payables. These adjustments were made during the one year measurement period in accordance with the requirements of IFRS 3. The net impact of these adjustments was $3 million and has been reflected in the fair value of goodwill, reducing it from $301 million to $298 million.

Also on 17 April 2019, the Group completed the acquisition of 85.5% of the share capital of Leaf Healthcare, Inc. (‘Leaf’), a developer of the unique Leaf Patient Monitoring System for pressure injury prevention and patient mobility monitoring, which is highly complementary to the Group’s existing wound portfolio. This acquisition brings the Group’s total shareholding in Leaf to 100%. The Group’s existing holding of 14.5% of the share capital, with a carrying value of $6 million, was remeasured to fair value resulting in a $1 million gain which is included in selling, general and administrative expenses in the income statement. The maximum consideration payable of $75 million for 100% of the share capital has a fair value of $52 million, which includes deferred consideration of $4 million and contingent consideration of $12 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 3.0%. The maximum contingent consideration is $35 million. The goodwill is attributable to the control premium, the acquired workforce, future iterations of the technology and the synergies that can be expected from integrating Leaf into the Group’s existing business.

On 31 May 2019, the Group completed the acquisition of the Brainlab Orthopaedic Joint Reconstruction business (‘Brainlab OJR’). The acquisition supports the Group’s strategy to invest in best-in-class technologies that further its multi-asset digital surgery and robotic ecosystem. The maximum consideration payable of $108 million has a fair value of $107 million, which includes contingent consideration of $57 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 2.3%. The maximum contingent consideration is $58 million. The goodwill is attributable to the control premium, the acquired workforce, future iterations of the technology and the synergies that can be expected from integrating the orthopaedic joint reconstruction business into the Group’s existing business.

On 1 July 2019, the Group completed the acquisition of 100% of the share capital of Atracsys Sàrl (‘Atracsys’), a Switzerland-based provider of optical tracking technology used in computer-assisted surgery. The acquisition supports the Group’s long-term commitment to develop its multi-asset digital surgery and robotics ecosystem to empower surgeons and improve clinical outcomes. The fair value of consideration is $42 million which includes $14 million of deferred consideration and $5 million of contingent consideration. The fair value of contingent consideration is determined from the acquisition agreement, the risk-adjusted cash flows from the Board approved acquisition model and a risk-free discount rate of 2.3%. The maximum contingent consideration is $6 million. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Atracsys into the Group’s existing business.

The fair value of assets acquired and liabilities assumed are set out below:

	Ceterix	Osiris	Leaf	Brainlab OJR	Atracsys
	$m	$m	$m	$m	$m
Intangible assets - Product-related	43	284	14	-	9
Intangible assets - Technology	-	-	-	75	-
Intangible assets - Customer-related	-	80	-	9	1
Property, plant & equipment	2	6	-	-	1
Investments	-	17	-	-	-
Other non-current assets	-	4	-	-	-
Inventory	2	9	1	-	1
Trade and other receivables	1	49	1	-	1
Trade and other payables	(4)	(34)	(1)	-	(1)
Provisions	-	(14)	-	-	-
Non-current liabilities	-	(7)	-	-	-
Net deferred tax asset/(liability)	1	(56)	1	-	(1)
Net assets	45	338	16	84	11
Goodwill	49	298	37	23	31
Consideration (net of cash acquiredG)	94	636	53	107	42

G	Cash acquired is as follows: Ceterix: $2 million; Osiris: $24 million, Leaf: $1 million; Brainlab OJR: $nil; and Atracsys: $nil.

The cash outflow from acquisitions of $869 million for the year ended 31 December 2019 also includes payments of deferred and contingent consideration relating to acquisitions made in prior years.

6.    Net debt

Net debt as at 31 December 2020 is outlined below. The repayment of lease liabilities is included in cash flows from financing activities in the cash flow statement.

	2020	2019
	$m	$m
Cash at bank	1,762	277
Long-term borrowings	(3,207)	(1,851)
Bank overdrafts, borrowings and loans due within one year	(279)	(26)
Net interest rate swap asset	2	-
Net debt	(1,722)	(1,600)
Non-current lease liabilities	(146)	(124)
Current lease liabilities	(58)	(46)
Net debt including lease liabilities	(1,926)	(1,770)
The movements in the year were as follows:
Opening net debt as at 1 January	(1,770)	(1,104)
Recognition of lease liability on transition to IFRS 16	-	(164)
Cash flow before financing activities	329	(83)
Non-cash additions to lease liabilities	(81)	(46)
Proceeds from issue of ordinary share capital	2	2
Proceeds from own shares	9	9
Purchase of own shares	(16)	(63)
Equity dividends paid	(328)	(318)
Exchange adjustments	(71)	(3)
Net debt including lease liabilities	(1,926)	(1,770)

The Group has $265 million of private placement debt due for repayment in 2021.

The Group has available committed facilities of $4.5 billion (2019: $2.9 billion). During 2020, the Group issued its first corporate bond, in the form of $1 billion (before expenses and underwriting discounts) of notes bearing an interest rate of 2.032% repayable in 2030. In December 2019 the Group signed a new senior notes agreement totalling $550 million, which was drawn down in June 2020. The senior notes are due to mature between 2027 and 2032. Part of the Group’s net investment in its Euro subsidiaries is hedged by €757 million ($930 million equivalent) of term loans which mitigate the foreign currency risk arising from the subsidiaries’ net assets. €492 million ($604 million equivalent) of the total term loans have been extended from May 2021 to mature in May 2022.

7a.   Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	2020	2019	2020	2019	Fair value
	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	20	25	20	25	Level 2
Investments	9	7	9	7	Level 3
Contingent consideration receivable	37	39	37	39	Level 3
Currency swaps	2	1	2	1	Level 2
Interest rate swaps	2	-	2	-	Level 2
	70	72	70	72
Financial assets not measured at fair value
Trade and other receivables	986	1,184
Cash at bank	1,762	277
	2,748	1,461
Total financial assets	2,818	1,533

Financial liabilities at fair value
Acquisition consideration	(128)	(141)	(128)	(141)	Level 3
Forward foreign exchange contracts	(57)	(22)	(57)	(22)	Level 2
Currency swaps	(2)	(1)	(2)	(1)	Level 2
	(187)	(164)	(187)	(164)
Financial liabilities not measured at fair value
Acquisition consideration	(37)	(40)
Bank overdrafts	(11)	(20)
Bank loans	(931)	(857)
Corporate bond	(992)	-
Private placement debt in a hedge relationship	(122)	(120)
Private placement debt not in a hedge relationship	(1,430)	(880)
Trade and other payables	(892)	(944)
	(4,415)	(2,861)
Total financial liabilities	(4,602)	(3,025)

At 31 December 2020, the market value of the corporate bond ($992 million) was $1,017 million. At 31 December 2020, the fair value of the private placement debt ($1,552 million) was $1,642 million. At 31 December 2019, the fair value of the private placement debt was not materially different to the carrying value.

There were no transfers between Levels 1, 2 and 3 during the year ended 31 December 2020 and the year ended 31 December 2019. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short term nature. Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bond issued in October 2020 is publicly listed and a market price is available. The Group’s other long term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of risk adjusted expected payments, discounted using a risk-free discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. The movements in the year ended 31 December 2020 and the year ended 31 December 2019 for financial instruments measured using Level 3 valuation methods are presented below:

	2020	2019
	$m	$m
Investments
At 1 January	7	34
Acquisitions	-	17
Additions	2	1
Fair value remeasurement	-	12
Distributions received	-	(2)
Disposals	-	(46)
Transfers	-	(9)
	9	7

Contingent consideration receivable
At 1 January	39	-
Arising on acquisitions	-	22
Arising on disposals	-	17
Transfers	-	-
Receipts	(2)	-
	37	39

Acquisition consideration liability
At 1 January	(141)	(99)
Arising on acquisitions	(49)	(103)
Payments	51	51
Transfers	-	13
Remeasurements	12	-
Discount unwind	(1)	(3)
	(128)	(141)

7b.  Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. These have decreased since 31 December 2019 by 60bps to 1.3% and 80bps to 2.4% respectively. This remeasurment loss was more than offset by a remeasurement gain from an increase in asset performances.

8.    Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2020	2019
Average rates
Sterling	1.28	1.28
Euro	1.14	1.12
Swiss Franc	1.07	1.01
Period-end rates
Sterling	1.37	1.32
Euro	1.23	1.12
Swiss Franc	1.14	1.04

9.    Subsequent events

On 4 January 2021 the Group completed the acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation (‘Integra Extremities‘). The acquisition significantly strengthens the Group’s extremities business by adding a combination of a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and a new product pipeline. This acquisition will be treated as a business combination under IFRS 3. The maximum consideration is $240 million with no deferred or contingent consideration payable. The provisional value of acquired net tangible assets is $91 million and is not expected to have material fair value adjustments. The remaining consideration will be allocated between identifiable intangible assets and goodwill. Intangible assets will primarily comprise product-related and customer and distribution related assets. Goodwill will represent the control premium, the acquired workforce and the synergies expected from integrating Integra Extremities into the Group’s existing business, and is expected to be largely deductible for tax purposes.

On 11 February 2021 Bioventus LLC (‘Bioventus’), an associate undertaking of the Group, commenced trading on the Nasdaq Global Select Market via its holding company, Bioventus Inc., under the symbol ‘BVS’. As a consequence of this public offering and the raising of approximately $96.7 million before expenses through issuing new common stock, the equity holding of the Smith+Nephew Group has decreased from approximately 47.6% at 31 December 2020 to approximately 38% at 11 February 2021. The carrying value of the investment in Bioventus at 31 December 2020 was $105 million and the fair value of the approximately 38% shareholding at the market value on 12 February 2021 was $380 million. Smith+Nephew continues to have the ability to appoint two Board members of Bioventus Inc. and is subject to customary post-IPO selling restrictions that restrict the sale of Bioventus Inc. stock by Smith+Nephew for 180 days after the listing.

Other information

Definitions of and reconciliation to measures included within adjusted “trading” results

These Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, tax rate on trading results, Adjusted Earnings Per Ordinary Share (EPSA), trading cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying revenue growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

‘Underlying revenue growth’ is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
			Reported	Underlying	Acquisitions	Currency
	2020	2019	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	1,917	2,222	(13.7)	(14.0)	0.6	(0.3)
Sports Medicine & ENT	1,333	1,536	(13.2)	(13.0)	-	(0.2)
Advanced Wound Management	1,310	1,380	(5.1)	(8.1)	3.1	(0.1)
Revenue from external customers	4,560	5,138	(11.2)	(12.1)	1.1	(0.2)

Trading profit, trading profit margin, trading cash flow and trading profit to cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contributions to fund defined benefit pension schemes that are closed to future accrual are excluded from cash generated from operations when arriving at trading cash flow. Payment of lease liabilities is included within trading cash flow.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (‘EPS’).

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
2020 Reported	4,560	295	246	202	448	972	51.3
Acquisition and disposal related items	-	4	4	(5)	(1)	24	(0.1)
Restructuring and rationalisation costs	-	124	124	(40)	84	117	9.6
Amortisation and impairment of acquisition intangibles	-	171	171	(46)	125	-	14.3
Legal and other[7]	-	89	91	(41)	50	75	5.7
UK tax litigation	-	-	-	(142)	(142)	-	(16.2)
Lease liability payments	-	-	-	-	-	(55)	-
Capital expenditure	-	-	-	-	-	(443)	-
2020 Adjusted	4,560	683	636	(72)	564	690	64.6

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
2019 Reported	5,138	815	743	(143)	600	1,370	68.6
Acquisition and disposal related items	-	32	34	(6)	28	36	3.4
Restructuring and rationalisation costs	-	134	134	(25)	109	123	12.5
Amortisation and impairment of acquisition intangibles	-	143	143	(32)	111	-	12.6
Legal and other[7]	-	45	50	(5)	45	(105)	5.1
Lease liability payments	-	-	-	-	-	(46)	-
Capital expenditure	-	-	-	-	-	(408)	-
2019 Adjusted	5,138	1,169	1,104	(211)	893	970	102.2

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of reported profit before tax to trading profit before tax.
3	Represents a reconciliation of reported tax to trading tax.
4	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
5	Represents a reconciliation of cash generated from operations to trading cash flow.
6	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7	The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisition and disposal related items: For the year to 31 December 2020 costs primarily relate to the acquisition of Tusker and prior year acquisitions, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions. For the year to 31 December 2019 costs primarily relate to the acquisitions of Ceterix, Osiris, Leaf, Brainlab OJR and Atracsys.

Restructuring and rationalisation costs: For the year ended 31 December 2020 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme announced in February 2020. For the year ended 31 December 2019 costs relate to the APEX programme.

Amortisation and impairment of acquisition intangibles: For both the years ended 31 December 2020 and 31 December 2019, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2020 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $17 million in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2020 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2021.

For the year ended 31 December 2019 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $121 million in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2019 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2021. These charges in the year to 31 December 2019 were partially offset by a credit of $147 million relating to insurance recoveries for ongoing metal-on-metal hip claims.

UK tax litigation: The $142 million tax credit relates to the UK tax litigation matter as detailed in Note 3 to the Financial Statements.

Leverage ratio

The leverage ratio is net debt including lease liabilities to adjusted EBITDA. Net debt is reconciled in Note 6 to the Financial Statements. Adjusted EBITDA is defined as trading profit before depreciation of property, plant and equipment and amortisation of other intangible assets.

The calculation of the leverage ratio is set out below:

2020
$m
Net debt including lease liabilities	1,926

Trading profit	683
Depreciation of property, plant and equipment	311
Amortisation of other intangible assets	63
Adjustment for items already excluded from trading profit	(7)
Adjusted EBITDA	1,050
Leverage ratio (x)	1.8